                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         AMENDMENT DATED MAY 15, 2001 TO
                                   FORM N-8B-2

                                File No. 811-4158

               Registration Statement of Unit Investment Trust Pursuant to
Section 8(b) of the Investment Company Act of 1940




                               -----------------


                        UBS PAINEWEBBER PATHFINDERS TRUST

             (Formerly Known as "The PaineWebber Pathfinders Trust,
                       Treasury and Growth Stock Series")

       (AND ALL SUBSEQUENT, SIMILAR AND FUTURE SERIES AND ALL SUBSEQUENT,
                SIMILAR AND FUTURE TRUSTS OF THE UBS PAINEWEBBER
                               PATHFINDERS TRUST)
             (COLLECTIVLEY REFERRED TO HEREIN AS THE "TRUST SERIES")


                                -----------------



------
i x  i  Not the issuer of periodic payment plan certificates.
------

------
i    i  Issuer of periodic payment plan certificates.
------

I.  ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation otherwise, or if the trust does not have or does not transact business under any other designation.)

                      UBS PAINEWEBBER PATHFINDERS TRUST I.R.S. Employer's Identification Number - None

    (b) Furnish title of each class or series of securities issued by the trust.


                       CERTIFICATE OF BENEFICIAL INTEREST


                                 --evidencing--


                              an undivided interest


                                     --in--


           UBS PAINEWEBBER PATHFINDERS TRUST TREASURY AND GROWTH STOCK SERIES (AND ALL SUBSEQUENT, SIMILAR AND FUTURE SERIES AND ALL SUBSEQUENT,
       SIMILAR AND FUTURE TRUSTS OF THE UBS PAINEWEBBER PATHFINDERS TRUST)


 2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

               UBS PaineWebber Inc.
               1285 Avenue of the Americas
               New York, New York  10019
               I.R.S. Employer's Identification No. 13-2638166

 3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

               Investor Bank & Trust Company
               Hancock Tower
               Boston, MA 02116
               I.R.S. Employer's Identification No. 04-2447211

        Investors Bank & Trust Company is acting as the sole trustee for the UBS PaineWebber Pathfinders Trust.

 4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

               Same as set forth in item 2 above.

 5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

               State of New York

 6.     (a)    Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.
               (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)


                      (i) Reference is made to the "Standard Terms & Conditions of Trust", dated as of July 1, 1997 and still in effect, between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, Trustee filed on July 30, 1997 as Exhibit No. 2 to the Registration Statement on Form S-6 for File No. 333-22641; reference is also made to the information contained under the captions "The Trust", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

                      (ii) Substantially similar but separate forms of a "Trust Indenture and Agreement" will be executed between the Depositor and the Trustee for each Trust Series and will be dated as of the Initial Date of Deposit for each Series. The "Trust Indenture and Agreement" for each Trust Series shall terminate on the date of dispositon of the last security held in the Portfolio of each such Series Trust but in no event later than the Mandatory Termination Date of each such Trust Series.

        (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state).

                      Same as set forth in Item 6(a).

 7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

               1. The Trust was originally filed as "The PaineWebber TAGS Trust Series 1" on November 15, 1984.

               2. The Trust name was amended in February 1985 to "The PaineWebber Pathfinders Trust, Treasury and Growth Stock Series 1".

               3. The Trust is hereby amending its name to "UBS PaineWebber Pathfinders Trust".


 8. State the date on which the fiscal year of the trust ends.

               The fiscal year of the trust is the year ending December 31.


        Material Litigation
        -------------------

 9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the sponsor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

               None.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

    General Information Concerning the Securities of the Trust and the Rights of Holders:
    -------------------------------------------------------------------------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

        (a)    Whether the securities are of the registered or bearer type.

                      Registered.

        (b) Whether the securities are of the cumulative or distributive type.

                      Distributive.

        (c) The rights of security holders with respect to withdrawal or redemption.

                      Reference is made to the statements contained in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000, under the captions "Public Offering of Units" and "Redemption".

        (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                      See answer to subdivision (c) above.

        (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or default by security holders in making principal payments, and with respect to reinstatement.

                      Not Applicable.

        (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given with the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                      Reference is made to the statements contained in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000, under the captions "Amendment of the Indenture" and "Termination of the Trust".

        (g) Whether security holders must be given notice of any change in:

               (1)    The composition of the assets of the trust.

                             Yes, under certain circumstances. Reference is made to the information contained under the captions "The Trust", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.


               (2) The terms and conditions of the securities issued by the trust.

                             Yes, under certain circumstances. Reference is made to the information contained under the captions "The Trust", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

               (3) The provisions of any indenture or agreement of the trust.

                             Yes, under certain circumstances. Reference is made to the information contained under the captions "The Trust", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

               (4) The identity of the depositor, trustee or custodian.

                                Yes.


        (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)    The composition of the assets of the trust.

                                No.

               (2) The terms and conditions of the securities issued by the trust.

                                Yes, under certain circumstances. Reference is made to the information contained under the captions "The Trust", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

               (3) The provisions of any indenture or agreement of the trust.

                                Yes. Under certain circumstances. Reference is made to the information contained under the captions "The Trust", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

               (4) The identity of the depositor, trustee or custodian.

                                Yes, under certain circumstances. Reference is made to the information contained under the captions "Administration of the Trust", "Sponsor" and "Trustee" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item on this form.

                      For further and more detailed information regarding the Trust, reference is made to the information set forth in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.


        Information Concerning the Securities Underlying the Trust's Securities:
        ------------------------------------------------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company name, such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

               See answer to Item 10(i)above.


        If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

                      Reference is made to the information contained under
                      the caption "Risk Factors and Special Considerations" in the Prospectus filed as part of the Registration Statement
                      on Form S-6 for File No. 333-46290, filed            on
                      October 26, 2000.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

        (a) Name of company.
        (b) Name and principal business address of depositor.
        (c) Name and principal business address of trustee or custodian.
        (d) Name and principal business address of principal underwriter.
        (e) The period during which the securities of such company have been the underlying securities.

                      Not Applicable.

        Information Concerning Loads, Fees, Charges and Expenses:
        --------------------------------------------------------

13.     (a)    Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) accumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

               (A) The nature of such load, fee, expense, or charge;
               (B) The amount thereof;
               (C) The name of the person to whom such amounts are paid and his relationship to the trust;
               (D) The nature of the services performed by such person in consideration for such load, fee, expense or charge.

                             Reference is made to the information contained under the captions "Essential Information Regarding the Trust", "Expenses of the Trust" and

                             "Public Offering of Units" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                      Not Applicable.

        (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                      Reference is made to the information contained under the captions "Essential Information Regarding the Trust", "Expenses of the Trust" and "Public Offering of Units" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                      Reference is made to the owner set forth in Item 13(c).

        (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                                Not Applicable.

        (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                      Reference is made to the answer set forth in Item 13(c).


        (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                      Not Applicable.


        Information Concerning the Operations of the Trust:
        --------------------------------------------------

14. Describe the procedure with respect to the applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Reference is made to the information contained in the capitons "Administration of the Trust" and "Rights of Unitholders" in the Prospectus filed as part of the Regsitration Statement on Form S-6 for File No. 333-46290, fled on October 26, 2000.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Reference is made to the information contained under the captions "The Trust" and "Public Offering of Units" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.


               Reference is made to information provided in answer to Item 11 above and to the information contained under the captions "The Trust", "Risk Factors and Special Considerations",
               "Administration of the Trust",

               "Redemption", "Amendment of the Indenture" and "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on
               October 26, 2000.

17.     (a)    Describe the procedure with respect to withdrawal or redemption by security holders.

        (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

        (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                      Reference is made to answer to Item 10(d) above.

18.     (a)    Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                      Reference is made to the information contained under the captions "Distributions", "Accounts", "Reports and Records", and "Portfolio Supervision" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                       Reference is made to the information contained under the captions "Distributions" and "Reinvestment" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333- 46290, filed on October 26, 2000.


        (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                      Reference is made to the information contained under the captions "Administration of the Trust" and "Distributions" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                      Not Applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               Reference is made to the information contained under the captions "Adminstration of the Trust", "Reports and Records", "Accounts" and "Portfolio Supervision" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

        (a)    Amendments to such indenture or agreement.

                      Reference is made to the information contained under the caption "Amendment of the Indenture" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

         (b) The extension or termination of such indenture or agreement.

                      Reference is made to the information contained under the caption "Termination of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No.333-46290, filed on October 26, 2000.

        (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                      Reference is made to the information contained under the caption "Trustee" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (d) The appointment of a successor trustee or custodian, or the failure or the trustee or custodian to perform its duties, obligations and functions.

                      Reference is made to answer in Item 20(c) above.

        (e) The removal or resignation of the depositor, or the failure of the sponsor to perform its duties, obligations and functions.

                      Reference is made to the information contained under the caption "Sponsor" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on Febriuary 14, 2001.

        (f) The appointment of a successor sponsor and the procedure if a successor sponsor is not appointed.

                      Reference is made to answer in Item 20(e) above.

21.     (a)    State the substance of the provisions of any indenture or
               agreement with respect to loans to security holders.

                                Not Applicable.

        (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

               (1) The name of each person who makes such agreement or
                   arrangement with security holders.
               (2) The rate of interest payable on such loans.
               (3) The period for which loans may be made.
               (4) Costs or charges for default in repayment at maturity.
               (5) Other material provisions of the agreement or arrangement.

                          Not Applicable.

        (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                          Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

               Reference is made to answers in Items 20(c) and 20(e) above.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

               To Be Supplied By Amendment.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its the securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

               Reference is made to answers to Item 10 and Items 14 through 23, inclusive.


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

        Organization and Operations of Depositor
        ----------------------------------------

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

               Reference is made to the information contained under the caption "Sponsor" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

26.     (a)    Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                      Reference is made to the information contained under the captions "The Composition of the Portfolio", "Brief Description of the Investment Portfolio" and "Expenses of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)    The nature of such fee or participation.
               (2)    The name of the person making payment.
               (3) The nature of the services rendered in consideration for such fee or participation.
               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                          Not Applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of an circumstances surrounding such cessation.

                      Reference is made to the information contained under the captions "The Trust" and the "Sponsor" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        Officials and Affiliated Persons of Depositor
        ---------------------------------------------

28.     (a)    Furnish as at latest practicable date the following
               information with respect to the sponsor of the trust, with respect to each officer, director, or partner of the sponsor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the sponsor.

                               As at ______, 2001

Name and principal            Nature of relationship or affiliation
business address              with depositor of the trust
------------------            -------------------------------------
                  (Directors)

                          To Be Supplied By Amendment.

                 (Officers principally involved with the trust)

                          To Be Supplied By Amendment.

[None of the individuals listed above either directly or indirectly owns, controls or holds with power to vote 5% of more of the outstanding voting securities of the depositor. (All of the outstanding shares of common stock are owned by ______________________. See response to Item 29 herein.)]



                  Ownership of all securities of the depositor
                  --------------------------------------------

                          To Be Supplied By Amendment.

         i Securities owned  i Securities owned  i Securities owned
Title    i of record which   i of record which   i beneficially
 of      i are also owned    i are not owned     i which are not
Class    i beneficially      i beneficially      i owned of record
         i        i          i        i          i        i
         i Amount i Percent  i Amount i Percent  i Amount i Percent
         i        i   of     i        i   of     i        i   of
         i        i  Class   i        i  Class   i        i  Class
         i        i          i        i          i        i
 --      i   --   i   --     i   --   i   --     i   --   i   --
         i        i          i        i          i        i
         i        i          i        i          i        i
                      None
                          --------------------

[* c/o UBS PaineWebber Inc., 1285 Avenue of the Americas, New York, New York 10019.]

Ownership of all securities of the trust

        None



               Other companies of which each of the persons named above is presently an officer, director or partner

 Name and principal     Nature of business   Nature of affiliation
  business address         of such other        with such other
of such other company        company                company
---------------------  -------------------   ----------------------

None


        (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                                To Be Supplied By Amendment.




        Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.



                             As at ____________,2001

Name and principal business address         Nature of business
-----------------------------------         ------------------
UBS PaineWebber, Inc.                       Depositor - security
1285 Avenue of the Americas                 and commodity
New York, NY 10019                          brokerage business.




                  Ownership of all securities of the depositor


                          To Be Supplied By Amendment.

         i Securities owned  i Securities owned  i Securities owned
Title    i of record which   i of record which   i beneficially
 of      i are also owned    i are not owned     i which are not
Class    i beneficially      i beneficially      i owned of record
         i        i          i        i          i        i
         i Amount i Percent  i Amount i Percent  i Amount i Percent
         i        i   of     i        i   of     i        i   of
         i        i  Class   i        i  Class   i        i  Class
         i        i          i        i          i        i
Common   i        i          i   --   i   --     i   --   i   --
         i        i          i        i          i        i
         i        i          i        i          i        i





        Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

               None.


        Compensation of Officers and Directors of Depositor, Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the sponsor during the last fiscal year covered by financial statements filed herewith:

        (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

        (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

        (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

                      Not Applicable.


        Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

        (a)    The aggregate direct remuneration to directors.

        (b)    Indirectly or through subsidiaries to directors.

                      Not Applicable.

        Compensation to Employees

33.     (a)    Furnish the following information with respect to the
               aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)):

               (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                      Not Applicable.

        Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the deposiotr and any of its subsidiaries.

               Not Applicable.


IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

        Distribution of Securities

35.     Furnish the names of the states in which sales of the trust's securities
        (A) are currently being made, (B) are presently proposed to be made, and
        (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

       (A) and (B) Reference is made to the information contained under the caption "Public Offering of Units" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

               (C) None.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

               Not Applicable.

37.     (a)    Furnish the following information with respect to each
               instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1)    Name of officer, agency or body.
               (2)    Date of denial.
               (3)    Brief statement of reason given for denial.

                          Not Applicable.

        (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1)    Name of officer, agency or body.
               (2)    Date of denial.
               (3)    Brief statement of reason given for revocation.

                          Not Applicable.

38.     (a)    Furnish a general description of the method of distribution of securities of the trust.

                      Reference is made to the information contained under the captions "Public Offering of Units", "Administration of the Trust" and "Distributions" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions and any assignment provisions.

                      Reference is made to the information contained under the captions "The Trust" and "Public Offering of Units" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).


                      Reference is made to answer to Item 38(b) above.

        Information Concerning Principal Underwriter

39.     (a)    State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                      Reference is made to the answer in Item 25 above.

        (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                      Reference is made to answer to Item 25 above.

40.     (a)    Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                      Reference is made to answer to Item 26 above.

        (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company.

               (1)    The nature of such fee or participation.
               (2)    The name of the person making payment.
               (3) The nature of the services rendered in consideration for such fee or participation.
               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                          Not Applicable.

41.    (a)     Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust.
               If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                      Reference is made to the answer to Item 27 above.

        (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                      Not Applicable.

        (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesman in such year. (Segregate full-time and part-time salesmen.)

                      Not Applicable.

42. Furnish, for as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

               Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

               Not Applicable.

        Offering Price or Acquisition Valuation of Securities of the Trust

44.     (a)    Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

               (1) The source of quotations used to determine the value of portfolio securities.
               (2) Whether opening, closing, bid, asked or any other price is used.
               (3) Whether price is as of the day of sale or as of any other time.
               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
               (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
               (6)      Whether adjustments are made for fractions:

                         (i) before adding distributor's compensation (load) and
                        (ii) after adding distributor's compensation (load)

                             Reference is made to the information stated in answer to Items 10(i) and 11 above, as well as to the information contained under the captions "Public Offering of Units" and "Valuation" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                      Not Applicable.

        (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                      Reference is made to the information contained under the captions "Public Offering of Units", "Sales Charge and Volume Discounts", "Exchange Option", "Conversion Option" and "Employee Discount" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

               (a) By whose action redemption rights were suspended.
               (b) The number of days' notice given to security holders prior to suspension of redemption rights.
               (c) Reason for suspension.
               (d) Period during which suspension was in effect.

                         Not Applicable.

        Redemption Valuation of Securities of the Trust

46.     (a)    Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The source of quotations used to determine the value of portfolio securities.
               (2) Whether opening, closing, bid, asked or any other price is used.
               (3) Whether price is as of the day of sale or as of any other time.
               (4) A brief description of methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.
               (6)      Whether adjustments are made for fractions.

                              Reference is made to the information contained
                      under the captions "Redemption", "Public

                      Offering of Units" and "Valuation" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                      Not Applicable.


        Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

               Reference is made to information provided in answers to Items 44 and 46 above.

V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust.

               (a)    Name and principal business address.
               (b)    Form of organization.
               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
               (d)    Name of governmental supervising or examining authority.

                             Reference is made to the information contained under the caption "Trustee" in the Prospectus filed as part of the Registration Statement on

                             Form S-6 for File No. 333-46290, filed on
                             October 26, 2000.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

               Reference is made to the information contained under the captions "Administration of the Trust" and "Expenses of the Trust" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

               Reference is made to the answer to Item 49 above.

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

         (a)      Name and address of the insurance company.
         (b) The types of policies and whether individual or group policies.
         (c)      The types of risks insured and excluded.
         (d)      The coverage of the policies.
         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.
         (f)      The terms and manner of cancellation and of reinstatement.
         (g) The method of determining the amount of premiums to be paid by holders of securities.
         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.
         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.
         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                          Not applicable.

VII. POLICY OF REGISTRANT

52.     (a)    Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination, or substitution, state the name of such person, the nature of any affiliation to the sponsor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                      Reference is made to answer in Item 16 above.

        (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1)    Title of security.
               (2)    Date of elimination.
               (3)    Reasons for elimination.
               (4) The use of the proceeds from the sale of the eliminated security.
               (5)    Title of security substituted, if any.
               (6) Whether sponsor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
               (7) Compensation or remuneration received by each such person directly or indirectly as a result of a transaction.

                          Not Applicable.

        (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)    The grounds for elimination and substitution.
               (2) The type of securities which may be substituted for any underlying security.
               (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

               (4) Whether such substituted securities may be the securities of another investment group.
               (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                          Reference is made to answer in Item 16 above.

        (d) Furnish a description of any policy (exclusive of policies covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                      Not Applicable.

        Regulated Investment Company

53.     (a)    State the taxable status of the trust.

                      Reference is made to the information contained under the caption "Federal Income Taxes" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

        (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in the Internal Revenue Code of 1986, and state its present intention with respect to such qualification during the current taxable year.

                      Reference is made to the information contained under the caption "Federal Income Taxes" in the Prospectus filed as part of the Registration Statement on Form S-6 for File No. 333-46290, filed on October 26, 2000.

VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of securities [as at the end of the registrant's past 10 fiscal years]:

               Not Applicable.

(Items 55, 56, 57 and 58 are not applicable since they relate only to periodic payment plan certificates.)

59.     Financial Statements of the Trust

               Not Applicable.

        Financial Statements of the Depositor:

        Financial Statements of the Depositor. UBS PaineWebber Inc. incorporated by reference to Form 10-K and 10-Q containing Financial Statements, File No. 1-7367.

                                    EXHIBITS

Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS PaineWebber incorporated under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.

               1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1997 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-22641 and filed on July 30, 1997).

               2. Ex. -99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee incorporating by reference Standard Terms and Conditions of Trust referenced above.

               3. Ex. -99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).

               4. Ex. -99.A6 - Restated Certificate of Incorporation of PaineWebber Incorporated, dated June 11, 1991 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-9-08241), filed on July 7,
                      1996).

               5. Ex. -99.A ll - Code of Ethics adopted under Rule 17j-1 under the Act currently applicable to the Trust effective March 1, 2001 (incorporated by reference to Exhibit 99A.1 to Post Effective Amendment Number 9 to the Registration Statement on Form S-6 or the Municipal Bond Trust, Series 229, Reg. N0. 33-34397, filed on April 17, 2000).

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of New York and the State of New York on the 15th of May, 2001.

                              Signature:    UBS PaineWebber Pathfinders Trust
                                            Treasury and Growth Stock Series 26
                                            (Name of Registrant)


                              By UBS PaineWebber Inc.
                                 --------------------

                              (Name of depositor, trustee or
                               custodian)


                              By /s/ Robert E. Holley
                                     ----------------
                                 Robert E. Holley
                                 Senior Vice President
                                                  of Depositor